Grupo Casa Saba, S.A. de C.V.

By resolution of the Board of Directors, the shareholders of the company are hereby summoned to attend the General Extraordinary Shareholders Meeting to be held on November 27, 2003, at 10:00 o'clock, in the building located at Paseo de la Reforma No. 215, 2nd Floor, Lomas de Chapultepec, 11000, Mexico, D. F., in order to discuss the items contained in the following:

AGENDA

I.      Proposal to amend the corporate by-laws of the Company, in order to adjust the same to the provisions contained in the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores issued by the Ministry of Treasury (Secretaría de Hacienda y Crédito Público), through the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores).

II.      Appointment of delegates for the execution and formalization of the resolutions adopted at the meeting.

In order to have the right to attend the meeting, the shareholders of the Company shall have to provide truthful evidence of their ownership of such shares, with at least 48 hours prior to the time set for the meeting, before the Secretary of the Company at the offices located at Montes Urales No. 505, 3 Floor, 11000 Mexico, D. F. To that effect, the shareholders shall have to be registered as such in the Shareholder's Registry Book of the Company, which shall be updated in accordance to the certifications issued by S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores and to the complementary lists to which article 78 of the Securities Market Law refers to.

The share certificates to be deposited in order for the shareholder to be able to attend the meeting, will be returned only after the meeting has been adjourned, against the delivery of the corresponding deposit slip. The shareholders may be represented by attorneys in fact duly appointed by means of power of attorney granted in the form provided by the Company, which shall meet the requirements set forth article 14 Bis, section 3, subsection c) of the Securities Market Law or by means of a general or special power of attorney granted pursuant to the applicable laws. The mentioned forms are available to the shareholders or their representatives as of this date, in the offices of the secretary of the Company located at the mentioned domicile.

México City, Federal District , November 10, 2003.

Francisco Fuentes Ostos, Esq.
Secretary of the Board of Directors